UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Outset Medical, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

69014507
(CUSIP Number)

September 15, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69014507	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 2,890,343
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 2,890,343
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,343(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12		TYPE OF REPORTING PERSON CO

(1)	This percentage is calculated based upon 42,700,611 shares of Common Stock outstanding as of October 30, 2020, as set forth in the Issuer's Quarterly Report on Form 10-Q, as filed with the Commission on November 12, 2020.

CUSIP No. 69014507	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 2,890,343
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 2,890,343
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,343
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%(1)
12		TYPE OF REPORTING PERSON CO

(1)	This percentage is calculated based upon 42,700,611 shares of Common Stock outstanding as of October 30, 2020, as set forth in the Issuer's Quarterly Report on Form 10-Q, as filed with the Commission on November 12, 2020.

CUSIP No. 69014507	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Mubadala Technology Investments (Mubadala Technology) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 2,890,343
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 2,890,343
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,343(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%(1)
12	TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based upon 42,700,611 shares of Common Stock outstanding as of October 30, 2020, as set forth in the Issuer's Quarterly Report on Form 10-Q, as filed with the Commission on November 12, 2020.

CUSIP No. 69014507	SCHEDULE 13G	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS Aurora Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 2,890,343
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 2,890,343
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,343
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%(1)
12		TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based upon 42,700,611 shares of Common Stock outstanding as of October 30, 2020, as set forth in the Issuer's Quarterly Report on Form 10-Q, as filed with the Commission on November 12, 2020.

CUSIP No. 69014507	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.	(a) Name of Issuer:

Outset Medical, Inc.

(b) Address of Issuer’s Principal Executive Offices:

3052 Orchard Drive

San Jose, California 95134

Item 2.	(a) Name of Person Filing:
(i)	Mubadala Investment Company PJSC
(ii)	Mamoura Diversified Global Holding PJSC
(iii)	Mubadala Technology Investments (Mubadala Technology) LLC
(iv)	Aurora Investment Company LLC
(b) Address of Principal Business Office:
(i)	Mamoura A Buildings Abu Dhabi, 45005 United Arab Emirates
(ii)	Mamoura A Buildings Abu Dhabi, 45005 United Arab Emirates
(iii)	Mamoura A Buildings Abu Dhabi, 45005 United Arab Emirates
(iv)	Mamoura A Buildings Abu Dhabi, 45005 United Arab Emirates

(c) Citizenship:

Please refer to Item 4 on each cover page for each Reporting Person.

(d) Title of Class of Securities:

Common Stock, Par Value $0.001 Per Share

(e) CUSIP No.:

690145107

Item 3. Not applicable

Item 4. Ownership:

Information with respect to the Reporting Person’s ownership as of December 31, 2020 is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. 69014507	SCHEDULE 13G	Page 7 of 9 Pages

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 69014507	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Mubadala Investment Company PJSC

By:	/s/ Andre Namphy
	Name:	Andre Namphy
	Title:	Authorized Signatory

Mamoura Diversified Global Holding PJSC

By:	/s/ Andre Namphy
	Name:	Andre Namphy
	Title:	Authorized Signatory

Mubadala Technology Investments (Mubadala Technology) LLC

By:	/s/ Andre Namphy
	Name:	Andre Namphy
	Title:	Authorized Signatory

Aurora Investment Company LLC

By:	/s/ Andre Namphy
	Name:	Andre Namphy
	Title:	Authorized Signatory